BB

[redacted]

SECURITIE [barcode] SSION

06004303

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH. D.C.
192 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4851 LBJ Freeway, Suite 200
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred R. Cornwall 972.663.6555
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 4/25

OATH OR AFFIRMATION

I, Fred R. Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. WOODLIFF
Notary Public, State of Texas
My Commission Expires
May 19, 2007

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

MUNICIPAL CAPITAL MARKETS GROUP, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Municipal Capital Markets Group, Inc.

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Markets Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 3, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 80,657
Receivables from broker-dealers	100,861
Advisory fees receivable	10,543
Prepaid expenses	7,510
Securities owned, not readily marketable	544,850
Securities owned, readily marketable	124,475
Office equipment, net of accumulated depreciation of $47,315	30,370
Goodwill	391,000
Other assets	11,275
	$ 1,301,541

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 72,966
Stockholders' equity	
Common stock – authorized 1,000,000 shares of $.01 par value; issued and outstanding 104,903 shares	1,049
Treasury stock, at par value	(300)
Additional contributed capital	658,832
Retained earnings	568,994
Total stockholders' equity	1,228,575
	$ 1,301,541

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Underwriting income	$ 3,800,533
Advisory consulting income	379,452
Reimbursement income	44,238
Realized and unrealized gain on investments	116,659
Mutual fund income	140,450
Interest income	9,394
Dividend income	36,000
Other income	13,883
	4,540,609
Expenses	
Commissions, salary, and benefits	3,380,289
Underwriting expense	77,449
Mutual fund expense	112,360
Occupancy	96,054
Other	208,934
	3,875,086
Income before income taxes	665,523
State income tax expense	(30,767)
Net income	$ 634,756

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Shares	Common Stock	Treasury Stock	Additional Contributed Capital	Retained Earnings	Total
Balances at December 31, 2004	104,903	$ 1,049	$ -0-	$ 919,773	$ 584,308	$ 1,505,130
Purchase of 30,000 shares of treasury stock			(300)	(260,941)	(35,186)	(296,427)
Distribution					(614,884)	(614,884)
Net income					634,756	634,756
Balances at December 31, 2005	104,903	$ 1,049	$ (300)	$ 658,832	$ 568,994	$ 1,228,575

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 634,756
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on stock warrants	(120,919)
Depreciation and amortization	11,555
Changes in operating assets and liabilities	
Decrease in receivables from broker-dealers	2,742
Decrease in prepaid expenses	1,886
Increase in other assets	(21,399)
Increase in accounts payable and accrued expenses	12,137
Net cash provided by operating activities	520,758
Cash flows from investing activities	
Purchase of office equipment	(9,347)
Maturity of investment	458,924
Net cash provided by investing activities	449,577
Cash flows from financing activities	
Distributions to stockholders	(614,884)
Purchase of treasury stock	(296,427)
Net cash (used) by financing activities	(911,311)
Net increase in cash and cash equivalents	59,024
Cash and cash equivalents at beginning of year	21,633
Cash and cash equivalents at end of year	$ 80,657

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ --
Income taxes	$ 18,360

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a securities broker-dealer and operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Receivable from Broker-Dealers

Receivable from broker-dealers represents cash with the broker-dealer. The Company conducts business with one broker-dealer for its underwriting activities. The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

Depreciation and Amortization

Depreciation is provided in amounts sufficient to relate the cost of depreciable or amortizable assets to operations over their estimated services lives. The straight-line method is used over three to seven years.

Goodwill

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. The Company has adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*. Under SFAS 142, goodwill and intangible assets with the indefinite lives are not amortized, but are tested for impairment annually and also in the event of an impairment indicator.

Revenue Recognition

Revenues from underwriting services are recognized upon successful placement. Revenues from advisory fees are recognized as the services are performed.

Note 1 - Summary of Accounting Policies (continued)

Trade/Settlement Date

Transactions in securities and underwritings are recorded on a settlement-date basis, which is three business days after trade date. If materially different, these transactions are recorded on a trade-date basis.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, and Minnesota state income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $239,744 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Operating Lease

The Company conducts its operations in lease premises under noncancelable operating leases expiring August 31, 2010. At December 31, 2005 minimum future rental payments under leases with initial lease terms greater than one year are as follows:

2006	$ 46,159
2007	47,648
2008	49,137
2009	50,626
2010	33,751
	$ 227,321

Rent expense under all operating leases was approximately $84,499 for the year ended December 31, 2005.

Note 5 - Related Parties

The Company owns warrants to purchase shares of a company valued at $142,360. Two stockholders of the Company are on the board of directors of this company.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2005

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,228,575
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,228,575
Deductions and/or charges		
Prepaid expenses	$ 7,510	
Securities owned, not readily available	544,850	
Office equipment	30,370	
Goodwill and other assets	391,000	
Other assets	11,275	(985,005)
Net capital before haircuts on securities positions		243,570
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(3,826)
Net capital		$ 239,744

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 72,966
Total aggregate indebtedness	$ 72,966

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,867
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 139,744
Excess net capital at 1000%	$ 232,447
Ratio: Aggregate indebtedness to net capital	.30 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(3), and has followed the exemptive provisions.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Municipal Capital Markets Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Municipal Capital Markets Group, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 3, 2006